UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

1-13334
(Commission File No.)

RELX PLC

(Translation of registrant’s name into English)

1-3 Strand
London
WC2N 5JR

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

The information contained in this Form 6-K shall be incorporated by reference into the Registration Statement on Form F-3 filed on April 29, 2022 (File No. 333-264569).

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1
Underwriting Agreement, dated May 17, 2022, among RELX Capital Inc., RELX PLC and BofA Securities, Inc., Citigroup Global Markets Inc., RBC Capital Markets, LLC and SMBC Nikko Securities America, Inc., as representatives of the several underwriters named in Schedule 1 thereto.

4.1	Officers’ Certificate pursuant to Section 301 of the Indenture.

5.1	Opinion of Cravath, Swaine & Moore LLP.

5.2	Opinion of Freshfields Bruckhaus Deringer LLP.

23.1	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.1).

23.2	Consent of Freshfields Bruckhaus Deringer LLP (included in Exhibit 5.2).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2022	RELX PLC
	By:	/s/ Adam Westley
	Name:	Adam Westley
	Title:	Head of Secretariat